Exhibit 4

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2005 filed with the SEC on July 18, 2006, as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Republic of Colombia

According to preliminary figures, Colombia’s ratio of total net non-financial public sector debt to gross domestic product (“GDP”) decreased from 49.2% at December 31, 2004 to 45.7% at December 31, 2005 but increased to 46.9% at June 30, 2006. In addition, the Government modified its objective of reducing the overall public debt from 44% to 40% of GDP by 2010. No assurance can be given that this goal will be achieved.

Internal security

The Government announced that for 2005, homicides, terrorism, automobile theft and kidnapping declined by 10.7%, 15.6%, 22.0% and 44.4%, respectively, as compared to 2004. For the twelve months ended September 2006, there was a reduction in homicides, kidnapping and automobile theft of 4.8%, 32.4% and 15.9%, respectively, while terrorism increased by 21.8%, compared to September 2005.

Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz”. At September 30, 2006, 31,687 members of paramilitary groups had been reintegrated into civil society. Furthermore, since the start of the Uribe administration through September 30, 2006, 42,430 members of illegal armed groups, including paramilitary organizations, had been demobilized.

Juan Manuel Santos, was appointed as Defense Minister by President Uribe and took office on August 7, 2006.

Internal security issues continue to be a leading challenge faced by Colombia. There can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross domestic product

Real GDP grew by approximately 5.2% in 2005 and by 5.7% in the first half of 2006. The sectors of the economy that experienced the largest increases in real growth from June 2005 to June 2006 were construction, which grew by 68.0%, and mining, which grew by 18.3%. The financial services sector, on the other hand, decreased by 41.0%, primarily due to losses incurred during June 2006 when the capital markets were highly volatile.

The Government currently estimates that real GDP growth for full year 2006 will be 4.8% and that real GDP growth for 2007 will be approximately 4.5%, although no assurance can be given that either of these projections will be reached.

Employment and labor

The following table presents monthly average rates of unemployment in urban areas for January 2004 through August 2006, according to the most recent methodology adopted by the National Administrative Department of Statistics (“DANE”).

Monthly Unemployment Rates for the 13 Largest Urban Areas(1)

	2004	2005	2006
January	18.1%	16.1%	16.0%
February	17.1	16.1	14.2
March	16.2	15.1	12.2
April	16.9	14.5	12.7
May	14.8	13.9	13.1
June	15.8	14.0	12.5
July	15.3	14.1	13.1
August	15.0	13.8	12.7
September	14.9	13.5	n/a
October	14.1	12.1	n/a
November	13.9	12.1	n/a
December	13.0	12.2	n/a

(1)	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio.
n/a:	not available.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures from Banco de la República, Colombia’s central bank, Colombia’s current account registered a deficit of U.S. $443 million for the second quarter of 2006, compared to a deficit of U.S. $240 million for the same period in 2005. The capital account registered a deficit of U.S. $532 million for the second quarter of 2006, compared to a U.S. $1,209 million surplus for the same period in 2005.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended 2004(2)		For the Year Ended 2005(2)		For the First Quarter 2006(2)		For the Second Quarter 2006(2)
	(in millions of U.S. dollars)
Current Account

Exports (FOB)
Oil and its Derivatives	U.S.$	4,227	U.S.$	5,559	U.S.$	1,447	U.S.$	1,776
Coffee		949		1,471		369		316
Coal		1,854		2,598		700		657
Nickel		628		738		173		228
Gold and emeralds(3)		635		589		110		111
Nontraditional(4)		8,149		9,863		2,543		2,896

Total Exports		16,442		20,818		5,343		5,974
Imports (FOB)
Consumer Goods		2,818		3,530		929		1,133
Intermediate Goods		7,268		8,629		2,369		2,520
Capital Goods		5,237		7,271		1,882		2,199

Total Imports (FOB)		15,324		19,431		5,180		5,851
Special Trade Operations (Net)(5)		227		208		45		57
Trade Balance		1,346		1,595		219		179
Services (Net)(6)
Inflow		2,255		2,664		759		764
Outflow		3,934		4,767		1,188		1,273

		(1,679)		(2,103)		(430)		(509)
Income (Net)(7)
Inflow		671		1,076		297		354
Outflow		5,003		6,637		1,669		1,704

		(4,332)		(5,563)		(1,351)		(1,349)
Transfers (Net)		3,727		4,089		1,052		1,236

Total Current Account		(938)		(1,981)		(520)		(443)
Capital Account

Foreign Direct Investment (Net)(8)		3,718		5,585		425		51
Portfolio Investment (Net)(9)		(1,185)		(1,416)		111		(903)
Loans (Net)(10)		189		(1,534)		(65)		213
Commercial Credits (Net)		355		135		68		146
Leasing (Net)(10)		(76)		28		(3)		48
Other (Net)(10)		287		662		(1)		(87)
Other Long Term Financing		(51)		(48)		0		0
Special Capital Flows (Net)(11)		0		0		0		0

Total Capital Account		3,239		3,386		535		(532)
Errors and Omissions		241		324		134		114

Change in Gross International Reserves	U.S.$	2,543	U.S.$	1,723	U.S.$	151	U.S.$	(861)

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.

(2)	Preliminary.
(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).
(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.
(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.
(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
(10)	Includes long-term and short-term flows.
(11)	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República — Economic Studies.

Monetary System

Financial sector

Colombia’s financial sector had a total gross loan portfolio of Ps. 82.2 trillion at August 31, 2006, as compared to Ps. 63.9 trillion at August 31, 2005. Past-due loans amounted to Ps. 2.2 trillion at August 31, 2006, as compared to Ps. 2.1 trillion at August 31, 2005. Past due loans increased by 6.6% from August 31, 2005 to August 31, 2006. Provisions covering past-due loans increased from 138.6% at August 31, 2005 to 150.1% at August 31, 2006. The aggregate net technical capital (or solvency ratio) of Colombian banks decreased from 13.3% of risk-weighted assets at December 31, 2005 to 12.7% at August 31, 2006. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 75.7 trillion at December 31, 2005 to Ps. 93.9 trillion at August 31, 2006.

The following table shows the results of the financial sector as of, and for the seven month period ended August 31, 2006:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the seven month period ended August 31, 2006)

	Assets	Liabilities	Net Worth	Earnings/(Losses)
Private Sector Institutions(1)	Ps.131,138,998	Ps.114,696,033	Ps.16,442,966	Ps.6,877,681
Public Sector Institutions	15,614,772	14,367,272	1,247,501	472,855
Special State-Owned Institutions(2)	24,903,895	19,676,034	5,227,860	595,043

Total(3)	Ps.146,753,771	Ps.129,063,305	Ps.17,690,466	Ps.7,350,536

Totals may differ due to rounding.

(1)	Includes cooperatives

(2)	Includes Special Financing Institutions but not Banco de la República.
(3)	Special State-Owned Institutions are not included in the total according to a new methodology adopted in 2005.

Source: Financial Superintendency.

Interest rates and inflation

The short-term composite reference rate (depósitos a término fijo, or “DTF”) averaged 6.4% in September 2006, as compared to 6.8% in September 2005. The DTF declined from 6.1% in January 2006 to 5.9% in April 2006, but thereafter has increased from 6.0% in May 2006 to 6.4% in September 2006.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2005 was 4.9% compared to 5.5% in 2004. The CPI for the twelve months ended September 30, 2006 was 4.6%, compared to 5% for the twelve months ended September 30, 2005.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2005 was 2.1%, as compared to 4.6% for 2004. The PPI for the twelve months ended September 30, 2006 was 6.0%, compared to 2.2% for the twelve months ended September 30, 2005.

The following table sets forth changes in the consumer price index (CPI), the producer price index (PPI) and average 90-day deposit rates (DTF) for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2004
January	6.2	5.3	8.0
February	6.3	5.0	7.9
March	6.2	4.6	7.8
April	5.5	4.1	7.8
May	5.4	5.3	7.8
June	6.1	5.9	7.9
July	6.2	5.2	7.8
August	5.9	5.2	7.8
September	6.0	5.5	7.7
October	5.9	5.8	7.7
November	5.8	5.5	7.7
December	5.5	4.6	7.8

2005
January	5.4	4.4	7.7
February	5.3	4.3	7.4
March	5.0	4.9	7.3
April	5.0	4.2	7.3
May	5.0	3.0	7.2
June	4.8	2.6	7.2
July	4.9	3.0	7.1
August	4.9	2.9	7.0
September	5.0	2.2	6.8
October	5.3	2.2	6.5
November	5.1	1.8	6.4
December	4.9	2.1	6.3

2006
January	4.6	2.3	6.1
February	4.2	1.7	6.0
March	4.1	1.4	6.0
April	4.1	3.3	5.9
May	4.0	4.0	6.0
June	3.9	4.8	6.1
July	4.3	5.3	6.5
August	4.7	5.3	6.4
September	4.6	6.0	6.4

(1)	Percentage change over the previous twelve months at the end of each month indicated.

(2)	Average for each month of the short-term composite reference rate (depósitos a término fijo), as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign exchange rates and international reserves

Exchange rates. On September 30, 2006, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,394.31 = U.S. $1.00, as compared to Ps. 2,284.22 = U.S. $1.00 on December 31, 2005 and Ps. 2,389.75 = U.S. $1.00 on December 31, 2004. For the first ten months of 2006, the Representative Market rate reached a high of Ps. 2,634.06 = U.S. $1.00 in June 2006 and a low of Ps. 2,245.71 = U.S. $1.00 in March 2006.

International reserves. Net international reserves increased from U.S. $ 13.5 billion at December 31, 2004 to U.S. $14.9 billion at December 31, 2005. At September 30, 2006, net international reserves were U.S. $15.0 billion. Banco de la República purchased approximately U.S. $1.4 billion in 2005 in its campaign against the appreciation of the peso.

As established by Decree No. 246 of 2004 and according to the technical criteria established by Resolution No. 137 of January 27, 2005, which refers to the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform, during the fiscal year 2006, among other measures, future derivative operations that consist of swaps and forwards over foreign exchange.

Also, under the regulatory framework of Resolution No. 182 of 2005, which regulates futures operations, the General Directorate of Public Credit and the National Treasury had an outstanding net bought position in forward contracts of U.S. $501 million as of October 25, 2006.

Public Sector Finances

General

For the year ended December 31, 2005, Colombia had no fiscal deficit, as compared to a consolidated fiscal deficit of approximately 1.3% of GDP in 2004. According to revised figures released in September 2006, the National Fiscal Policy Council (CONFIS) and the Ministry of Finance, the principal public sector finance statistics for 2005 and 2006 (as contained in the proposed 2006 budget and the first half report) are as follows:

Principal Public Sector Finances Statistics(1)

(% of GDP)

	Actual 2005	Actual Jan.-Jun. 2006(1)(2)	Budget 2006(3)
Non-financial Public Sector Balance	(0.3)%	(0.1)%	(1.6)%
Central Government	(4.8)	(2.5)	(5.0)
Other Public Sector Entities	4.5	2.4	3.3
Central Bank Balance	0.2	0.2	0.3
Fogafín Balance	0.2	0.1	0.2
Financial Sector Restructuring Costs	(0.4)	(0.2)	(0.4)
Statistical Discrepancies	0.3	0.2	0.0
Consolidated Public Sector Balance	(0.0)	(0.2)	(1.5)

Totals may differ due to rounding.

(1)	Figures calculated by CONFIS as of September 26, 2006.
(2)	Preliminary.
(3)	Figures based on Financial Plan Revision 2006 dated June 15, 2006. Assumptions in the Financial Plan Revision 2006 include Nominal GDP of Ps. 310,648 trillion; Real GDP growth of 4.8%; Inflation of 4.5%; Real Devaluation of 2.24%; and WTI of U.S. $54.5.

The following table shows the principal budget assumptions for 2005 and 2006 revised as of August 25, 2006.

Principal 2005 and 2006 Budget Assumptions Revised as of August 25, 2006(1)

	2005 Budget Assumptions	2006 Budget Assumptions as of August 25, 2006
Gross Domestic Product
Nominal GDP (billion pesos)	Ps.277,290	Ps.312,210
Real GDP Growth	4.0%	4.8%
Inflation
Domestic Inflation (producer price index)(2)	5.0%	4.5%
Domestic Inflation (consumer price index)	5.0%	4.5%
World Inflation(3)	11.0%	6.4%
Real Devaluation (average)	(10.66)%	2.66%
Interest Rates
Prime (United States)	6.6%	8.3%
LIBOR (six month)	3.6%	5.4%
Export Prices
Coffee (ex-dock) ($/lb.)	1.18	1.16
Oil ($/barrel) (Cuisiana)	47.86	58.24
Coal ($/ton)	47.86	47.85
Ferronickel ($/lb.)	2.57	3.14
Gold ($/Troy oz.)	433.8	618.2

(1)	Figures correspond to statistics released by the Ministry of Finance and Public Credit only to public entities in Colombia.
(2)	End of period. Calculated using a projected change in the producer price index.
(3)	Weighted average inflation for Colombia’s trading partners, expressed in U.S. dollars.

Source: Ministry of Finance.

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2005 and 2006. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

IMF program for 2005-2006

Effective May 2005, the Executive Board of the IMF approved a new 18-month, SDR 405 million (U.S. $ 613 million) Stand-By Arrangement to support Colombia’s economic program through November 2006.

In July 2005, the IMF mission completed its first review under the new Stand-By Arrangement. At the conclusion of the review, the IMF and Colombia agreed to a lower target combined public sector deficit for 2005 of between 1.5% to 2.0% of GDP, compared with an original target of 2.5% of GDP. The lower target combined public sector deficit for 2005 takes into account the effects of higher oil export prices, increased tax revenues and reduced interest costs. For 2006, the target combined public sector deficit is 1.5% of GDP, assuming a conservative export price of oil. Completion of the review made an amount equivalent to SDR 42.3 million (approximately U.S. $ 61.0 million) immediately available to Colombia, in addition to SDR 193.5 million (approximately U.S. $ 278.9 million) made available initially upon the program’s approval. Colombia intends to treat the new Stand-By Arrangement as precautionary and does not plan to draw on the facility.

On August 31, 2006, the Ministry of Finance and Public Credit and Banco de la República announced that Colombia would not be renewing the Stand-By Arrangement after it expires in November 2006.

Privatization

In February 2005, the Government announced the sale of a majority interest in Empresa Colombiana de Gas (Colombian Natural Gas Corporation or ECOGAS), a state-owned corporation that manages Colombia’s gas transmission network. The sale was initially offered to active employees, employee unions, cooperatives, and certain pension funds and mutual funds already invested in the enterprise. On July 29, 2006, an initial bid was received for Ps. 1.968 trillion. On September 29, 2006, the Government announced that the bid was below the fair price established by the Government and that ECOGAS would subsequently be offered to the private sector. The Government expects that the private sector will place its bids by November 9, 2006 with the results of the auction disclosed by November 27, 2006. The Government expects the private sector bids to start at approximately Ps. 2.0 trillion.

On October 12, 2006, Davivienda, a local Colombian bank, bought the state-owned bank Granbanco – Bancafe for Ps. 2.2 trillion (approximately U.S. $918 million). Subsequently, President Uribe announced that 80% of the proceeds from the sale will be used to reduce Colombia’s public debt and 20% of the proceeds will be used to strengthen the reserves of the Fondo de Garantías de Instituciones Financieras (Financial Entities Guarantees Fund or FOGAFIN). The Government expects to receive the proceeds in January 2007.

Public sector debt

Public sector internal debt

Total direct internal funded debt of the Central Government (with an original maturity of one year or more) is estimated at Ps. 101.8 trillion at September 29, 2006, as compared to Ps. 96.6 trillion at December 31, 2005. The following table shows the estimated direct internal funded debt of the Central Government at September 29, 2006 by type:

Central Government: Internal Public Funded Debt – Direct Funded Debt(1)

	At September 29, 2006 (in millions of pesos)
Treasury Bonds	Ps.	82,931,458
Pension Bonds		7,483,371
Fogafin Bonds		2,337,155
Law 546 Bonds(2)		1,471,498
TRD		3,691,721
Peace Bonds		1,101,360
Constant Value Bonds		1,688,375
Banco Agrario		686,550
Others(3)		377,345
Security Bonds		5,978

Total	Ps.	101,774,811

Total may differ due to rounding.

(1)	Debt with an original maturity of one year or more.
(2)	Includes Law 546 and debt reduction bonds.
(3)	Includes other assumed debt.

Source: Deputy Director of Risk - Ministry of Finance and Public Credit.

During the first ten months of 2006, the Government carried out several debt management transactions in the local market with the following objectives: improving the profile of the domestic yield curve; taking advantage of attractive interest rate levels; and reducing the outstanding number of bonds in the domestic yield curve to create liquid benchmarks.

In July and August 2006, the Government repurchased an aggregate of Ps. 2.5 trillion in local TES comprised of the early payment of local fixed rate TES due July 2006 for Ps. 486.0 billion and the repurchase of local bonds with maturities between 2007 and 2020 for Ps. 2.0 trillion.

In addition, the Government conducted liability management transactions with market makers and public entities for an aggregate of Ps. 2.5 trillion during the first ten months of 2006. In July 2006, the Government exchanged short-term UVR bonds (Unidad de Valor Real Constante or inflation linked bonds) with maturities between 2006 and 2008 for UVR bonds with maturities in 2010 and 2015 in an aggregate amount of Ps. 655.0 billion.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of one year or more) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	At December 31, 2005		At June 30, 2006
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Central Government	U.S. $	20,832	U.S. $	19,560
Public Entities(2)
Guaranteed		2,057		1,988
Non-Guaranteed		827		558

Total External Funded Debt	U.S. $	23,716	U.S. $	22,106

Total may differ due to rounding.

(1)	Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2005 and March 31, 2006, respectively.
(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2005		At June 30, 2006
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Multilaterals	U.S. $	9,311	U.S. $	9,248
IADB		3,712		3,943
World Bank		3,892		3,938
Others		1,707		1,366
Commercial Banks		1,313		890
Export Credit Institutions		417		378
Bonds		12,391		11,303
Foreign Governments		202		213
Suppliers		82		74

Total	U.S. $	23,716	U.S. $	22,106

Total may differ due to rounding.

(1)	Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2005 and March 31, 2006, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

On July 27, 2006, Colombia issued U.S. $1,000,000,000 of its 7.375% notes that mature on January 27, 2017.

On August 16, 2006, Colombia issued Ps. 716,412,000,000 of its 12.000% Global TES Bonds due 2015 in a reopening.

On September 6, 2006, Colombia commenced an offer to purchase for cash its 11.75% Bonds due 2020, 8.375% Bonds due 2027 and 10.375% Bonds due 2033, on the terms and subject to the conditions set forth in an Offer to Purchase, dated September 6, 2006. The offer expired on September 8, 2006.

The following table sets forth the aggregate principal amount of each series of bonds purchased, the applicable purchase price per U.S. $1,000 principal amount for each series, and the aggregate principal amount of each series of bonds remaining outstanding following the completion of the offer.

Bonds	ISIN	Principal Amount Outstanding as of September 6, 2006		Aggregate Principal Amount Purchased		Purchase Price (U.S.$)	Aggregate Principal Amount Remaining Outstanding After Settlement
11.75% Bonds due 2020	US195325AU91	U.S.$	1,075,000,000	U.S.$	278,941,000	1,425.21	U.S.$	796,059,000
8.375% Bonds due 2027	US195325AL92	U.S.$	180,762,000	U.S.$	25,857,000	1,149.87	U.S.$	154,905,000
10.375% Bonds due 2033	US195325BB02	U.S.$	504,121,000	U.S.$	163,610,000	1,386.98	U.S.$	340,511,000

On September 19, 2006, Colombia issued U.S. $1,000,000,000 of its 7 3/8% Bonds due 2037 that mature on September 18, 2037.

On October 31, 2006, Colombia signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S. $468,400,000 aggregate principal amount of its 7 3/8% Bonds due 2037. The settlement for the offering is expected to occur on November 8, 2006.